UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2026 (Report No. 2)

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Amendment No. 1 to Note Purchase Agreements and Convertible Promissory Notes

As previously reported, on November 25, 2025, Maris-Tech Ltd. (the “Registrant”) entered into Note Purchase Agreements (the “Purchase Agreements”) with two institutional investors (the “Investors”), pursuant to which the Registrant issued to the Investors convertible promissory notes (the “Notes”) in the aggregate principal amount of $2,000,000.

On January 26, 2026, the Registrant entered into Amendment No. 1 to the Purchase Agreements with each Investor and amended the Notes as set forth herein (collectively, the “Amendments”).

The Amendments reduced the beneficial ownership limitation applicable to conversions of the Notes from 9.99% to 4.99% of the Registrant’s outstanding ordinary shares, no par value per share (the “Ordinary Shares”). In addition, the Amendments provide that, to the extent any conversion of a Note, including any mandatory conversion, would result in an Investor beneficially owning more than 4.99% of the outstanding Ordinary Shares, the portion of the conversion amount that would otherwise exceed such limitation will be satisfied through the issuance of pre-funded warrants (the “Pre-Funded Warrants”) exercisable for Ordinary Shares, rather than through the issuance of Ordinary Shares. The Pre-Funded Warrants will be exercisable following issuance and until exercised in full and will be subject to the same beneficial ownership limitations applicable to conversions of the Notes.

The Amendments further revise the mandatory conversion provisions of the Notes to reflect the updated beneficial ownership limitation. As amended, on the date that is twenty-four (24) months following the issuance date of a Note, any then-outstanding principal amount under such Note will automatically convert in accordance with the conversion formula and conversion price then in effect, subject to the 4.99% beneficial ownership limitation. To the extent that Ordinary Shares may not be issued upon such mandatory conversion due to the beneficial ownership limitation, the Registrant will issue pre-funded warrants in lieu of such Ordinary Shares.

Except as expressly amended by the Amendments, the material terms of the Purchase Agreements and the Notes remain unchanged.

The foregoing descriptions of the Amendments and the Pre-Funded Warrant do not purport to be complete and are qualified in their entirety by reference to the full text of the form of Amendment No. 1 to the Convertible Promissory Notes, the form of Pre-Funded Warrant, and the form of Amendment No. 1 to the Note Purchase Agreements, which are attached hereto as Exhibits 4.1, 4.2 and 10.1, respectively, to this Report of Foreign Private Issuer on Form 6-K (this “Report”).

Update Regarding Previously Announced Shareholder Meeting

As previously disclosed in the Registrant’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2025, the Registrant had announced its intention to convene a shareholder meeting in connection with certain matters.

The Registrant hereby announces that it will not be holding the previously announced shareholder meeting. The Registrant will provide an update if and when it determines to convene a shareholder meeting in the future.

This Report is incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration No. 333-262910 and 333-274826) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the SEC, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
4.1	Form of Amendment No. 1 to Convertible Promissory Note, dated as of January 26, 2026, by and between Maris-Tech Ltd. and the holder party thereto.
4.2	Form of Pre-Funded Warrant.
10.1	Form of Amendment No. 1 to Note Purchase Agreement, dated as of January 26, 2026, by and between Maris-Tech Ltd. and the investor party thereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: January 26, 2026	By:	/s/ Nir Bussy
Nir Bussy
Chief Financial Officer

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